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                                    Filed by Pioneer Natural Resources USA, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                    Subject Company: Parker & Parsley 86-B, Ltd.
                                                   Commission File No. 333-59094


                [Pioneer Natural Resources USA, Inc. Letterhead]



July 11, 2001




To the limited partners of Parker & Parsley 86-B,

         You may have recently received an offer from Sierra Fund 3 to purchase your limited partnership interests for cash on a first-received, first-buy basis, limited to a number of units such that Sierra Fund 3 will own no more than 4.9% of the outstanding units.

         While Pioneer Natural Resources USA, Inc., as the general partner of your limited partnership, is taking a neutral position on whether you should accept or reject Sierra Fund 3's tender offer, we do believe that the offer is undervalued compared to the fair value of your interests. We base our belief primarily on the fact that we and our parent company, Pioneer Natural Resources Company, are currently proposing an agreement and plan of merger for your partnership that is based on a higher value for your limited partnership interests than Sierra Fund 3 is offering you.

         You should consider the following as you evaluate Sierra Fund 3's offer:

         o Sierra Fund 3 is offering you $110.00 per partnership unit payable in cash.

         o The Pioneer Natural Resources Company offer pursuant to the currently proposed merger would pay you $224.17 per partnership unit using shares of its common stock, which are traded on the New York Stock Exchange. Our view of the value of the Pioneer Natural Resources Company common stock compared to the cash offered by Sierra Fund 3 may be affected by our conflict of interest, since we are participants in and proponents of the proposed merger.

         o Sierra Fund 3's offer is limited in number and appears not to be available pro-rata to those who wish to sell, but on a first-come, first-served basis. The proposed merger, on the other hand, will give all limited partners of a participating partnership the same treatment.

         o It is uncertain whether and when our proposed merger will be completed. The merger requires the approval of limited partners, which may not be received. We will not be able to request that approval until after a registration statement relating to our parent company's common stock is declared effective. No solicitation will be made using preliminary materials. The proposed merger will not happen if the registration statement is not declared effective or if we or our parent company decide to abandon the proposed merger. COPIES OF THE PRELIMINARY PROXY STATEMENT/PROSPECTUS MAY BE OBTAINED WITHOUT CHARGE UPON



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                  REQUEST FROM PIONEER NATURAL RESOURCES COMPANY, 5205 NORTH
                  O'CONNOR BLVD., SUITE 1400, IRVING, TEXAS 75039, ATTENTION:
                  INVESTOR RELATIONS.

         A registration statement containing a preliminary proxy statement/prospectus relating to the shares of our parent company's common stock proposed to be issued in the merger has been filed with the Securities and Exchange Commission, but has not yet become effective. Those securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of those securities in any State in which that offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

         INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS OF OUR PARENT COMPANY, PIONEER NATURAL RESOURCES COMPANY, FILED WITH THE SEC, ESPECIALLY THE FINAL FORM WHEN IT IS AVAILABLE, BECAUSE THE PROXY
STATEMENT/PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER, INCLUDING INFORMATION ABOUT:

         o THE DIRECT AND INDIRECT INTERESTS OF US AND OUR PARENT COMPANY AS PARTICIPANTS IN THE MERGER,

         o        OUR OWNERSHIP OF INTERESTS IN THE LIMITED PARTNERSHIPS,

         o PRIOR CONTACTS BETWEEN US AND SIERRA FUND 3 REGARDING YOUR LIMITED PARTNERSHIPS AND OTHER LIMITED PARTNERSHIPS,

         o        OUR CONFLICTING INTERESTS IN RECOMMENDING THE MERGER.

         INVESTORS MAY ALSO OBTAIN THE PRELIMINARY AND (WHEN FILED) FINAL PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS RELATING TO THE PROPOSED MERGER FREE THROUGH THE INTERNET WEB SITE THAT THE SEC MAINTAINS AT WWW.SEC.GOV.

                         Very truly yours,

                         PIONEER NATURAL RESOURCES USA, INC.



                         /s/ Mark Withrow

                         Mark Withrow
                         Executive Vice President, General Counsel and Secretary